UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2024

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On February 14, 2024, Digital World Acquisition Corp. (the “Company”) issued a press release regarding the effectiveness of the Registration Statement on Form S-4 in connection with the previously announced Business Combination. The press release is attached as Exhibit 99.1 hereto and is incorporated into this Item 8.01 by reference. This information is being furnished under Item 8.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated February 14, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: February 14, 2024	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer

Exhibit 99.1

Digital World Acquisition Corp. Announces Effectiveness of Form S-4 Registration Statement

Miami, FL, February 14, 2024 — Digital World Acquisition Corp. (NASDAQ: DWAC) (“Digital World,” and/or the “Company”) today announced that on February 14, 2024, the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4 (the “Registration Statement”) for the proposed business combination (the “Business Combination”) with Trump Media & Technology Group (“TMTG”).

Digital World expects to announce within two business days, the date of the special meeting of its stockholders (the “Special Meeting”), where stockholders of the record date, yet to be announced, can vote on the approval and adoption of the Business Combination. Digital World and TMTG look forward to continue collaborating toward the consummation of their long-awaited partnership.

“We are immensely proud of the strides we’ve taken towards advancing the Business Combination,” declared Eric Swider, the Chief Executive Officer of Digital World. “This achievement marks a significant milestone for us. Our sincere thanks go to our shareholders for their unwavering support. We are excited to soon share the news of the Business Combination’s approval process with them.”

TMTG CEO Devin Nunes said, “Truth Social was created to serve as a safe harbor for free expression and to give people their voices back. Moving forward, we aim to accelerate our work to build a free speech highway outside the stifling stranglehold of Big Tech.” Nunes continued, “I’d like to thank everyone who has believed in our mission and helped bring us to this moment: Digital World and its CEO Eric Swider, Digital World shareholders, the TMTG Board of Directors, the entire TMTG staff, and the whole community of Truth Social users.”

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which has been declared effective and includes a preliminary proxy statement of the Company, and a prospectus in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement/ prospectus, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: (i) the risk that the Business Combination and may not be completed in a timely manner, by DWAC’s Business Combination deadline or at all, which may adversely affect the price of DWAC’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of DWAC, (iii) the risk that certain potential disputes and disagreements with the sponsor or related to certain TMTG stockholders may be not resolved and delay or ultimately prevent the consummation of the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to any future financing, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, and (xx) those factors discussed in DWAC’s filings with the SEC, including in the Registration Statement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement and in DWAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 and January 9, 2024 (the “2022 Annual Report”) and in other reports DWAC files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.

Contact Information

Investor Relations:

Name: Alex Cano

Email: investorrelations@dwacspac.com